SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Independent Bank Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

45384B 106
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	45384B 106	Page 2

1		NAME OF REPORTING PERSON Vincent J. Viola I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)
(b)
3		SEC USE ONLY

4		CITIZENSHIP USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 4,723,788 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 4,723,788 (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED 4,723,788 (1) BY EACH REPORTING PERSON
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
11		PERCENT OF CLASS REPRESENTED BY 25.0% (2) AMOUNT IN ROW (9)
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS
_____________

(1)
Includes 405,000 shares of common stock held directly by VV-IB Holdings, LLC, a Texas limited liability company controlled by the Reporting Person, and 93,091 shares of common stock issuable upon exercise of a stock purchase warrant by the Reporting Person.

(2)
The percentage is based on 18,870,312 shares of the Issuer’s common stock outstanding as of December 31, 2016, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on January 25, 2017.

Item 1(a).    Name of Issuer:
Independent Bank Group, Inc. (the “Issuer”)
Item 1(b).    Address of Issuer’s Principal Executive Offices:
1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069

Item 2(a).    Name of Person Filing:
Vincent J. Viola
Item 2(b).    Address of Principal Business Office or if None, Residence:
12 East 69th Street, New York, NY 10021

Item 2(c).    Citizenship:
USA.
Item 2(d).    Title of class of securities:
Common Stock, par value $0.01 per share, of the Issuer.
Item 2(e).    CUSIP No.:
45384B 106

Item 3.	If this statement is filed pursuant to Sections 13d- 1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a‑3);

(j)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(J)
Not applicable.

Item 4.    Ownership:
(a)    Amount beneficially owned: 4,723,788 shares of Common Stock
(b)    Percent of Class: 25.0%
(c)    Number of shares as to which the Reporting Person has:
(i)    Sole power to vote or direct the vote:    4,723,788 1
(ii)    Shared power to vote or direct the vote:    0
(iii)    Sole power to dispose or to direct the disposition of:    4,723,788 1
(iv)    Shared power to dispose or to direct the disposition of:    0
Item 5.    Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6.    Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.

Item 8.	Identification and Classification of Members of the Group:
Not Applicable.

Item 9.	Notice of Dissolution of Group:
Not Applicable.

Item 10.	Certifications:
By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 10, 2017    /s/ Vincent J. Viola
Vincent J. Viola

ATTENTION: Intentional misstatements or
omissions of fact constitute Federal
criminal violations (See 18 U.S.C. 1001)